

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

January 9, 2009

Jeffrey M. Rojek
Chief Financial Officer
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, New York 10022

> **RE: GLG Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **File No. 1-33217**

Dear Mr. Rojek:

We have reviewed your response letter dated December 12, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results Of
Operations, page 50

Assessing Business Performance, page 60

2. We have read your response to comment eight from our letter dated October 31,
    2008. Please expand/revise your discussion regarding your non-GAAP financial
    measures to provide a comprehensive explanation to clarify how adjusted net
    income represents a measure of "profits available for distribution to
    stockholders." You also indicate that in management's view, adjusted net income
    presents a better measure of earnings available for distribution to participating
    security holders than does GAAP net income before minority interest. Please also
    clarify how GAAP net income before minority interest is representative of
    earnings available for distribution. In this regard, it is unclear how these
    measures can meaningfully represent amounts available for distribution.

Assets Under Management, page 61

3. We have read your response to comment nine from our letter dated October 31,
    2008. You indicate that inflows and outflows on a gross basis during the
    reporting period have no impact on your revenue and you do not believe that this
    expanded disclosure provides additional useful information. However, we
    continue to believe that you should separately disclose and discuss inflows and
    redemptions on a gross basis such that readers can clearly identify any trends
    depicted by these cash inflows and outflows. In this regard, we note that trends
    depicted by gross cash inflows and outflows may be obscured by a net
    presentation. We further note your reference to transfers between funds. We
    understand that it would not be meaningful to include these interfund cash flows
    in any presentation of gross cash flows. Please revise your disclosure
    accordingly.

4. With regards to outflows/redemptions, please disclose how much notice you
    require for an investor to make a redemption. Please also quantify to the extent
    possible, information regarding any known changes in assets under management
    occurring subsequent to your latest balance sheet date but prior to the date of your
    filings, such as known redemptions and/ or notices of expected redemptions.
    Your disclosures should clearly reflect any known trends in redemptions or notice
    of expected redemptions within MD&A.

Financial Statements

Combined and Consolidated Statements of Changes in Shareholders' (Deficit)/Equity, page F-5

5. We have read your response to comment 14 from our letter dated October 31, 2008. In order to clarify for readers how you have accounted for the acquisition (i.e. as the equivalent of GLG issuing stock for the monetary assets of Freedom acquisition accompanied by a recapitalization of GLG) and the resulting impact of such accounting on your financial statements, please provide disclosures similar to what you have provided in your response, including quantifying the components that resulted in the adjustment of $(267,660) to additional paid in capital.

Summary of Significant Accounting Policies, page F-9

Employee Compensation and Benefits, page F-12

6. We have read your response to comment 16 from our letter dated October 31, 2008. Please revise your disclosure to indicate that the liability for variable compensation is a formulaic obligation calculated by reference to and payable following the crystallization of fee revenues at the end of each fee period.

Equity-Based Compensation, page F-15

7. We have read your response to comment 19 from our letter dated October 31, 2008. In a manner similar to the information presented in your response, please disclose how you determined that key personnel who are participants in the limited partner profit arrangements are not deemed employees such that it is appropriate to account for the equity instruments issued to limited partners in accordance with EITF 96-18 rather than SFAS 123(R). To the extent necessary, identify the key personnel who are participants in the limited partner profit arrangements. You may provide this disclosure herein and/or in your critical accounting policy disclosures.

Distributions, page F-16

8. We have read your response to comment 20 from our letter dated October 31, 2008. In a manner similar to the information presented in your response, disclose why these distributions are not considered compensation expense. You may provide this disclosure herein and/or in your critical accounting policy disclosures.

Net (Loss)/Income per share of Common Stock, page F-17

9. We have read your response to comment 21 from our letter dated October 31, 2008. You indicate that the Exchangeable Shares are not participating securities as defined in paragraph 60a of SFAS 128. Please tell us and disclose how you determined that your Exchangeable Shares are not participating securities as defined in paragraph 60a of SFAS 128. Please provide us with a robust explanation that thoroughly explains your position.

5. Credit Facility, page F-19

10. We have read your response to comment 23 from our letter dated October 31, 2008. Please expand your discussion of your callable notes to clarify that these notes were issued by a subsidiary and are eliminated as intercompany balances on consolidation of your financial statements.

<center>Proxy Statement for 2008 Annual Meeting</center>

Performance Compensation Awards for 2008, page 19

11. We note in your response to comment 29 in our letter dated October 31, 2008 that you believe disclosure of the performance targets used to calculate compensation awards would result in competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances. Note that under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants. Please explain how competitors may gain insight into the company's proprietary internal planning and performance measures and explain how this would affect you differently that other companies who disclose performance targets.

<center>Form 10-Q for the Quarterly Period Ended September 30, 2008</center>

General

12. Please address the above comments in your interim filings as well.

<center>* * * *</center>

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

Rufus Decker
Accounting Branch Chief